OMB NUMBER: 3235-0167
                                                       Expires: October 31, 2007
                                                       Estimted average burden
                                                       hours per repsonse: 1.50
                                                       OMB APPROVAL
                                                       SEC 2069 (12-04)






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15/A

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

This Amendment No. 1 to Form 15 amends and restates the Form 15 filed on January 25, 2005 with regard to suspending the duty to file reports under Rule 15d-6. This Amendment No. 1 corrects the class of securities covered by this Form and includes the title of all other classes for which a duty to file reports under section 13(a) or 15(d) remains.


                         Commission File Number:      333-1085
                                                 --------------------------

                            Checkpoint Systems, Inc.
   ---------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                   101 Wolf Drive, Thorofare, New Jersey 08086
                   -------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        $120,000,000 5-1/4% Convertible Subordinated Debentures Due 2005
  ---------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                          Common Stock, Par Value $.10
------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)        -            Rule 12h-3(b)(1)(i)         _
    Rule 12g-4(a)(1)(ii)       _            Rule 12h-3(b)(1)(ii)        _
    Rule 12g-4(a)(2)(i)        _            Rule 12h-3(b)(2)(i)         _
    Rule 12g-4(a)(2)(ii)       _            Rule 12h-3(b)(2)(ii)        _
                                            Rule 15d-6                  X
                                                                       ===

Approximate number of holders of record as of the certification or notice date:
                                 -0-
-------------------------------------------------------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, Checkpoint Systems, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: January 25, 2005         Checkpoint Systems, Inc.

                                By: /s/ W. Craig Burns
                                    ===================



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


Persons who respond to the collection of information contained in this form are are not required to respond unless the form displays a currently valid OMB control number.